December 9, 2005


      Mail Stop 4561

Donald Sproat
Telzuit Medical Technologies, Inc.
5422 Carrier Drive, Suite 306
Orlando, FL 32819

Re:	Telzuit Medical Technologies, Inc.
	Form SB-2
	File No. 333-130029
      Filed November 30, 2005

Dear Mr. Sproat:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities
Exchange
Act of 1934, the rules and regulations under that Act, and the requirements of the form. For example, it appears your filing should include updated interim financial statements for the most recent quarterly period pursuant to Rule 3-12 of Regulation S-X. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	You are advised that the registration statement will become effective through operation of law on May 31, 2005, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.
							Sincerely,



							Karen Garnett
							Assistant Director

cc:	Brent A. Jones, Esq. (via facsimile)